UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

 (Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depositary Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud

Chief Financial Officer

ILOG, S.A.

1195 West Fremont Ave

Sunnyvale, CA 94087

408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks

Paul, Hastings, Janofsky & Walker LLP

75 E. 55th Street, First Floor

New York, New York 10022

212-318-6000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1) This is the CUSIP of the American Depositary Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an unofficial English translation of the document regarding the information related to the legal, financial and accounting characteristics of ILOG S.A. made available to the public on the website of the Autorité des Marchés Financiers (www.amf-france.org) on October 13, 2008:

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Disclaimer

This document is an unofficial translation of the draft French additional information document and is provided solely for informational purposes.  ILOG S.A. (“ILOG”) shareholders and warrantholders and other investors may obtain official copies of the tender offer materials for the French offer and any other documents filed with the French Autorité des marchés financiers (the “AMF”) from the AMF’s website (www.amf-france.org) without charge.  This document does NOT apply to the U.S. offer and is not an offer to purchase or the solicitation of an offer to sell any ILOG securities in the U.S. offer.  The solicitation and the offer to purchase the outstanding shares and warrants in the U.S. offer will be made only at the time of the launching of the U.S. offer pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the U.S. Securities and Exchange Commission (“SEC”) on Schedule TO.  ILOG shareholders and warrantholders and other investors will be able to obtain copies of these tender offer materials for the U.S. offer and any other documents filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

ADDITIONAL INFORMATION RELATING TO LEGAL, FINANCIAL, AND
ACCOUNTING CHARACTERISTICS OF ILOG S.A.

MADE AVAILABLE TO THE PUBLIC IN CONNECTION WITH THE PUBLIC
TENDER OFFER FOR THE SHARES AND WARRANTS OF ILOG S.A. BY IBM

This document, containing additional information, in particular legal, financial and accounting information, relating to ILOG S.A. was filed with the French stock market authority, Autorité des marchés financiers (the “AMF”) on October 10, 2008, in accordance with Article 231-28 of the General Regulations of the AMF, and Instruction n° 2006-07, dated July 25, 2006, as amended.  This document was prepared at ILOG’s direction.

This document supplements the response prospectus by ILOG S.A. (“ILOG” or the  “Company”), approved by the AMF on September 12, 2008 under number 08-187, after it declared the public tender offer for the shares of ILOG initiated by IBM (the “Offer”) to be effective.  It consists of updated information relating to characteristics of ILOG, especially legal, financial and accounting information, contained in the document of reference filed with the AMF on October 9, 2007 under number D. 07-0893, the amendments to the document of reference filed with the AMF on October 24, 2007 under number D. 07-0893-R01 (the “Reference Document”), and an update to the Reference Document filed with the AMF on February 22, 2008, under number D. 07-0893-A01, which is incorporated herein by reference.

Copies of this document, as well as ILOG’s response prospectus, are available on ILOG’s website (www.ilog.fr) and on the AMF’s website (www.amf-france.org), and may be obtained free of charge upon request from:

ILOG S.A.

9, rue de Verdun

B.P. 85, 94253 Gentilly Cedex, France

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

1	CERTIFICATE OF THE PERSON RESPONSIBLE FOR THIS DOCUMENT	5

2	STATUTORY AUDITORS	5

3	RISK FACTORS	6

3.1	Risks relating to the product line	7

3.2	Foreign currency risk	7

3.3	Risks involving shares	8

The Company was not exposed to any stock risk connected with investments in unconsolidated entities, as they did not relate to publicly-traded companies.		8

3.4	Risks relating to the IBM public tender offers	8

4	INFORMATION ABOUT THE COMPANY	11

4.1	Main investments made	11

5	OVERVIEW OF THE BUSINESS	11

5.1	Presentation of the Company and the Group	11

5.2	Markets and competition	12

5.3	Products	12

5.4	Clients and applications	12

5.5	Clientele, concentration, and payment terms	12

6	ORGANIZATION CHART	13

7	PROPERTY, PLANT, AND EQUIPMENT	13

7.1	Facilities used by the Company, and other existing or projected important tangible fixed assets	13

8	STRATEGY FOR RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	13

9	INFORMATION ON TRENDS	13

10	FORECASTS OR EARNINGS ESTIMATES	13

11	COMPENSATION AND BENEFITS	14

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

1                                         CERTIFICATE OF THE PERSON RESPONSIBLE FOR THIS DOCUMENT

“I hereby certify that this document, which was filed on October 10, 2008 and distributed on October 13, 2008, i.e., no later than on the day prior to the making of the offer, contains all of the information required by Article 231-28 of the General Regulations of the Autorité des Marchés Financers and by Instruction 2006-07, as amended, in connection with the public tender offer made by CITLOI for the shares of ILOG.  Such information is, to my knowledge, accurate, and nothing has been omitted which would make such information misleading.”

The Chairman of the Board of Directors
Pierre Haren

2                                         STATUTORY AUDITORS

Principal Statutory Auditor

Audit et Diagnostic
25, rue de Lübeck
75116 Paris

represented by Olivier Maurin

Start date of the first engagement

1998

Duration and expiration of the engagements

From November 30, 2004 until the Shareholders’ Meeting held to approve the accounts for the period ending on June 30, 2010.

Ernst & Young Audit
Tour Ernst & Young
Faubourg de l’Arche
92037 Paris-La Défense Cedex
represented by Gilles Cohen

Start date of the first engagement

1996

Duration and expiration of the engagements

From November 30, 2004 until the Shareholders’ Meeting held to approve the accounts for the period ending on June 30, 2010.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Alternate Statutory Auditor

M. Philippe Millan
25, rue de Lübeck
75116 Paris

Start date of the first engagement

1998

Duration and expiration of the engagements

From November 30, 2004 until the Shareholders’ Meeting held to approve the accounts for the period ending on June 30, 2010.

M. Bruno Perrin
Tour Ernst & Young
Faubourg de l’Arche

92037 Paris-La Défense Cédex

Start date of the first engagement

1996

Duration and expiration of the engagements

From November 30, 2004 until the Shareholders’ Meeting held to approve the accounts for the period ending on June 30, 2010.

Fees of the Statutory Auditors

The Company estimates that, during the 2007-2008 fiscal year, the fees of the Company’s statutory auditors, as expressed in Euros, increased by approximately 20% in relation to the prior fiscal year. This increase is primarily due to the initial certification provided by the statutory auditors of the Company relating to the conformity (particularly in terms of internal controls procedures) to the U.S. Sarbanes-Oxley regulation.

3                                         RISK FACTORS

The Company is subject to all the risk factors mentioned in section 4 of its Reference Document and in section A of the update of the Reference Document filed with the AMF on February 22, 2008 under number D. 07-0893-A01. Sections 3.1 to 3.3 of this document are an update of certain of these risk factors. The other risk factors mentioned in the Reference Document and its update remains current as of the date of this document. In addition to these risk factors, Section 3.4 entitled “Risks relating to the IBM public tender offers” elaborates on the risks associated with the tender offer conducted by CITLOI, an indirect wholly-owned subsidiary of IBM.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

3.1                                 Risks relating to the product line

ILOG’s business rules management system (“BRMS”), optimization and visualization product lines accounted for approximately 43%, 39% and 18% of the Company’s license and maintenance revenues in fiscal year 2008. The Company expects that revenues from each of these product lines will continue to represent a substantial portion of the Company’s total license and maintenance revenues for the foreseeable future. As a result, any factors adversely affecting one or more of these product lines could have a material adverse effect on ILOG’s business, operating results and financial condition.

In addition, most of ILOG’s professional services revenue is derived from the implementation of its BRMS products for new and existing customers. As a result, a decline in the demand for its software would result in a decline in the demand for its professional services.

The financial industry is important to the deployment of ILOG’s BRMS product line, especially for IT development of online orders and loan applications systems. The financial industry is subject to credit, liquidity, market and interest rate risks that may be influenced by unexpected events, such as the current sub-prime crisis in the United States, the global credit and liquidity crisis and stock market declines, negatively impacting several parts of the financial markets.  In fiscal year 2008, the economic and financial conditions of the banking sector had a material negative impact on revenues generated by its BRMS product line (resulting in a 10% contraction of revenues expressed in euros, compared to 19% growth in fiscal year 2007 for combined license and maintenance revenues). These conditions also had a negative impact on revenues generated by professional services associated with BRMS implementation for new and existing clients.  If economic and financial conditions in the banking sector continue to deteriorate, the Company may experience an ongoing decline of BRMS revenues, which will negatively affect the Company’s financial results.

In addition, during fiscal years 2007-2008, the significant rise in oil price had a significant negative impact on the profitability of airline companies, which resulted in a decline in their purchase of information technology, including ILOG’s products.  If oil prices stay at current levels, or increased, the negative impact on demand for ILOG products could continue.

3.2                                 Foreign currency risk

ILOG’s foreign currency risk mainly affects the parent company in France and, more particularly, intra-company transactions that are covered by foreign currency hedges.  The currencies involved are the U.S. dollar and, to a lesser extent, other currencies (such as the British pound (“GBP”), Chinese renminbi (RMB”), Japanese Yen (“JPY”), Australian (“AUD”) dollar, and Singapore dollar (“SGD”)).

The table set forth below summarizes the relative positions of such currencies as of June 30, 2008.  Such positions were covered by exchange rate hedges and, therefore, do not involve significant sensitivity to changes in exchange rates.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Amounts in thousands of Euros	US Dollar	Other currencies	Total
Assets	(412)	(1 579)	(1 991)
Liabilities	—	201	201
Net position before management	(412)	(1 378)	(1 790)
Off balance	—	346	346
Net position after management	—	1 032	(1 032)
Exchange rates as of June 30, 2008	0.6344	Various rates	NA
Impact of the change of one Euro cent on the currency (in thousands of Euros)	(4)	(10)	(14)

Furthermore, ILOG also has foreign currency hedges for intra-group transactions that will be conducted after June 30, 2008. These transactions are covered for a time horizon not longer than one year, and as of June 30, 2008, are essentially related to the U.S. Dollar and to transactions up to EUR14,000,000, which is approximately 80% of the estimated exposure for the financial period. These hedges are intended to mitigate the decrease in earnings that would result from an appreciation of the Euro against the dollar. On the basis of fiscal year 2007-2008, assuming that all the other currencies remain at the same level against the U.S. Dollar, a theoretical appreciation of one Euro cent against the U.S. Dollar would negatively impact ILOG’s operating income by EUR170,000, or EUR0,01 per share.

3.3                                 Risks involving shares

As of June 30, 2008, the Company’s liquidity did not present any risk so far as the shares were concerned, as it essentially involved certificates of deposit, money market (SICAV) mutual funds, and short-term securities with guaranteed principal.  The Company’s exposure insofar as its equity was concerned is therefore limited to its own shares.  As of June 30, 2008, the Company held 822,798 of its own shares in treasury.  The value of its treasury shares may fluctuate, and, therefore, have a negative effect on the Company’s net worth.  Changes in the value of the treasury shares are not recorded in income for the period covered in the line item “Net Earnings (Loss Carry Forward) and Currency Conversion Risk”, but directly in the “Treasury Shares” line of net worth.  As of June 30, 2008, the Company did not own financial instruments that allowed it to hedge against fluctuations in the value of its own stock.

The Company was not exposed to any stock risk connected with investments in unconsolidated entities, as they did not relate to publicly-traded companies.

3.4                                 Risks relating to the IBM public tender offers

The Company’s operations and operating income could be adversely affected by its potential acquisition by IBM.

On July 28, 2008, the Company and IBM announced that they had entered into a Memorandum of Understanding relating to the proposed acquisition of the Company by IBM, for the purpose of acquiring the Company’s shares and warrants via public tender offers in the United States and France (the “Offers”).  The announcement was followed on August 26, 2008 by the filing with the AMF of a draft tender offer document by CITLOI, an indirect wholly-owned subsidiary of IBM, and a draft response document by ILOG. The CITLOI offer was approved by the AMF on September 12, 2008, and the AMF approved the tender offer document of CITLOI and the draft response document of ILOG on such date. The estimated amount of the offer is approximately

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

€230 million (or approximately $330 million on the basis of an exchange rate on September 3, 2008). The announcement of this transaction may affect the timing of ILOG’s results and/or could have a positive or negative impact on its revenues, if its clients accelerated or delayed, suspended, or abandoned their purchase decisions until the transaction is completed, respectively.  Current or potential clients could hesitate or decline to buy the Company’s products or services, due to competitive reasons or as a result of uncertainty tied to the future of the combination of the Company’s and IBM’s product lines, and to the technical assistance and support for the Company’s current products.  If the proposed acquisition were to lead a significant number of clients to delay their purchase decision, or to turn to another vendor, the Company’s earnings could be adversely affected.  The potential acquisition could also have repercussions on the Company’s revenues if its partners terminate their relationship because, for example, they believe that IBM is a competitor, or they fear that the Company might no longer offer products that could operate independently (stand-alone products) if the acquisition were successfully completed.  Finally, the time and expense of this acquisition and the uncertainties involved could distract the attention of the Company’s officers and employees away from management of the Company and encourage employees to leave the Company.  Furthermore, ILOG has incurred significant expenses in connection with this acquisition that will negatively impact its net income and financial condition, even if the Offers are not completed.

If the conditions mentioned in the tender offer document of CITLOI, a subsidiary of IBM, and in the Memorandum of Understanding, are not met, the acquisition might not take place, and the price of the Company’s shares and ADSs could decrease.

The tender offer filed by CITLOI is subject to the satisfaction of certain conditions described in the tender offer document filed by CITLOI with the AMF on September 12, 2008, and in the Schedule TO to be filed with the United States Securities and Exchange Commission (the “SEC”) which present the conditions set forth in the Memorandum of Understanding.  Among other things, CITLOI, an indirect wholly-owned subsidiary of IBM, will not be required to proceed with the offer unless it has the right to hold shares (including those represented by ADSs) representing, at the closing of the Offers, at least 66.67% of the share capital and the voting rights of the Company on a fully-diluted basis. In addition, the offer is subject to antitrust clearance of the transaction by the European Commission under Article 6(1)(b) of the European Union Council Regulation (EEC) No. 139/2004. The Company cannot guarantee that all of these conditions will be met.

In addition, under the provisions of Article 232-11 of the AMF General Regulations, and as described in the tender offer document of CITLOI, the bidder may withdraw its offer: (i) within a period of five days following publication of the timetable of a competing offer or competing higher offer, and (ii) with the prior authorization of the AMF if the Company adopts, during the offer period, measures that modify the substance of the offer, or if the offer becomes irrelevant. If the acquisition is not completed, or if it is significantly delayed, the price of the Company’s shares and ADSs could decrease to the level existing prior to the announcement of the offer, or even significantly lower.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

The failure or delay of IBM’s acquisition of the Company could have negative consequences on the Company’s future operations and transactions, as well as on the price of the Company’s shares and ADSs.

If the acquisition is not completed, or if it is delayed or withdrawn, the Company could suffer from a number of adverse consequences that could have a significant negative impact on the Company’s business, earnings and the price of the Company’s shares and ADSs, specifically:

• The additional work generated by the acquisition, and the uncertainties that it may involve, could lead to a decrease in revenues, and a weakening of the Company’s market position that the Company might not be able to recover from, if the transaction does not take place;

• The Company could be ordered to pay IBM for breach of contract or a break-up fee amounting to €4 million if the Company’s board of directors withdraws or modifies its recommendation regarding the Offers and/or recommends a tender offer from a third party or the tender offer in France is withdrawn pursuant to Article 232-11 of the AMF General Regulations;

• The Company would be obligated to pay its own expenses relating to the acquisition, such as legal and auditor fees, and all or part of the fees of its financial advisors, which could be significant and result in a decrease of the Company’s net income;

• The Company might not be in a position to take advantage of other market opportunities, or to react to pressures from competition;

• The price of the Company’s shares and ADSs could decline, to the extent that the current price of the Company’s shares and ADSs has factored in the success of the acquisition;

• The Company might not be able to retain the personnel that are indispensable to the success of its business; and

• The Company might not be able to maintain effective internal control over financial reporting as a result of the departure of certain of its employees.

The cash amount that shareholders will receive upon the completion of the Offers is based on a fixed amount per share and the price of the ADSs is subject to foreign currency exchange fluctuations.  Therefore, the premium relating to the Company’s share and ADS price might decrease at the moment that such shares are tendered in connection with the Offers.

According to the terms of the Offers, the Company’s shareholders will receive €10 in cash per share.  ADS holders will receive a sum in dollars which, converted into euros, will be equal to €10 as of the date of the settlement and delivery under the Offers.  Given that the price per share is fixed, the amount per share the Company’s shareholders will receive will not change, even if the Company’s share price does change.  There will not be an adjustment of the price per share, nor a right to withdraw the Offers solely because of fluctuations in the Company’s share price.  Furthermore, ADS holders are subject to the risk of a decrease in the dollar/euro exchange rate before the closing of the Offers. In that case, the value offered in dollars for each ADS would decrease.  Therefore, the price of the Company’s shares and ADSs during and following the closing of the Offers could be higher than the price at the moment of the Offers’ closing or than their current price or their price at the time that such shares are tendered in connection with the Offers.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

4                                         INFORMATION ABOUT THE COMPANY

4.1                                 Main investments made

For the 2007-2008 fiscal year, current investments are estimated at about EUR2.9 million and are covered by the Company’s cash.  These expenses consisted mostly of acquisitions of tangible fixed assets.  As of June 30, 2008, the Company had not made any firm commitments for significant investments.

5                                         OVERVIEW OF THE BUSINESS

5.1                                 Presentation of the Company and the Group

Recent developments – Excerpt from the press release issued by the Company on April 16, 2008

SHANGHAI, April 16, 2008 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) announced that the growth of its business in China had led it to move its subsidiary’s headquarters to a new location constructed specifically to meet its needs at 81, Bo Xia Road, Zhanjiang high-tech district in the new Pudong Software Park in Shanghai.  ILOG will be the first French company located in the Park.  To mark the occasion, a ceremony inaugurating the new offices will be held today in the presence of the Consul General of France, officers from ILOG and other French companies, as well as representatives of the local Pudong authorities and Fudan University in Shanghai.

The new, 4 story, 2,300 square meter building will house management, technical support, sales and marketing teams, which previously had been spread over 3 different sites, to meet the needs of ILOG’s rapidly growing Chinese clientele.  It will also house the ILOG Development Center, which provides customized services and solutions to the Chinese and international markets.

The Development Center’s workforce, which now numbers 60 developers, is likely to grow.  The facility also has training rooms that will be used for training clients and other demonstrations.

“This new facility demonstrates both our long term commitment to China and the confidence we have in Shanghai’s growth prospects.  It also shows our desire to participate in the emergence of a software environment that will contribute to the development of a Chinese software market, and an innovation economy of the first order,” stated Pierre Haren, CEO of ILOG.  “We have been in China for nine years, and we are delighted to strengthen our presence in this country to support the growing demand for ILOG services and solutions.”

ILOG now counts more than 130 local clients and more than 20 commercial partners in China.  Among ILOG’s clients are leaders in their field, such as China Construction Bank, CPIC, Baoshan Iron & Steel Corporation, Huawei, and the Shanghai stock exchange, as well as large partner systems integrators, such as Digital China, Asiainfo, and Neusoft.

“We are strengthening our presence in China at a good time,” says Bounthara Ing, Deputy Managing Director of ILOG and Executive Vice-president in charge of the Asia Pacific division.  “The market is experiencing constant growth in demand for services and software that allows

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Chinese companies to navigate better the operational changes and complexities that come with a rapidly growing economy.  We will continue to invest in a network of reliable local partners and strong university partnerships for the purpose of training local talent in ILOG’s optimization tools, business rules management systems and visualization software.”

“ILOG is a leading publisher of software used in the development of sophisticated applications, and ILOG solutions are extremely relevant to the rapidly growing Chinese software market,” stated Professor Xu Yufan, Chairman and Professor of the Department of Management Sciences at Fudan University.  “We have included ILOG optimization solutions in our curriculum and research, because this company shares our commitment to technical excellence.  We are very happy to see ILOG investing significantly in China, and thereby giving local talent the opportunity to develop and provide solutions to a global clientele.” Fudan University is a prestigious technical and scientific Chinese university that is one of ILOG’s university partners.

5.2                                 Markets and competition

With a view to limiting the impact of the current financial crisis on the Company’s business (please refer to Section 3.1 above), ILOG has strengthened its commercial efforts in other sectors of activity besides banking in order to further diversify its business portfolio.

5.3                                 Products

As of June 30, 2008, the Company had approximately 500 ISV contracts, of which 220 generated revenue over the 2007-2008 fiscal year.

The revenue by product line could be analyzed as follows (in thousands of Euros, without consulting and training activities):

	FY2008		2008	FY2007		2007
Product Line	License	Maintenance	TOTAL	License	Maintenance	TOTAL	License	Maintenance	TOTAL
BRMS	23,149	15,413	38,562	29,125	13,715	42,840	-21%	12%	-10%
Optimization	20,921	13,715	34,636	16,905	13,254	30,159	24%	3%	15%
Visualization	9,775	6,941	16,717	11,071	7,026	18,097	-12%	-1%	-8%
Grand Total	53,845	36,070	89,915	57,101	33,995	91,096	-6%	6%	-1%

5.4                                 Clients and applications

As of June 30, 2008, the Company had approximately 2,500 clients spread over approximately 60 countries throughout the world.  This figure is essentially the same as the one provided for the 2006-2007 fiscal year.

5.5                                 Clientele, concentration, and payment terms

During the 2007-2008 fiscal year, IBM was the Company’s most significant client, accounting for 2.6% of total revenues.  During the previous fiscal years, 2006-2007 and 2005-2006, the most significant client was SAP A.G., which represented 3% and 3.3%, respectively, of the total revenues. During these same three periods, the four biggest clients represented in the aggregate 7.3%, 6.4%, and 6.5% of total revenues, and the next five, approximately 4.1%, 4.6%, and 4.8%.  At the beginning of July 2008, the Company renewed its commercial contract with SAP A.G. for a minimum period of three years, beginning in calendar year 2009.  During fiscal year 2007-2008, SAP A.G. was the Company’s second most significant client, accounting for 2.3% of revenues.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

6                                         ORGANIZATION CHART

The composition of the ILOG group and the position of the Company within the group have not changed since June 30, 2007.

7                                         PROPERTY, PLANT, AND EQUIPMENT

7.1                                 Facilities used by the Company, and other existing or projected important tangible fixed assets

The Company has not terminated any material leases set forth in Section 8.1 of the Reference Document, and it has not entered into any new material leases, except for the 2,300 square meters of offices that it now rents in Shanghai (see Section 5.1 above).  This lease agreement was entered into for an initial term expiring in 2012, however the Company may terminate the lease upon 3 months’ prior notice. The Company estimates that the minimum future commitment in respect of this lease agreement for its offices in Shanghai will be EUR1.5 million.

8                                         STRATEGY  FOR RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

In 2007-2008, the Company did not experience any changes in its research and development strategy.

9                                         INFORMATION ON TRENDS

During the fiscal year ended June 30, 2008, despite the Company’s reputation for technological leadership, and its leadership position in the market for software components, difficult economic conditions slowed sales.  The financial crisis affecting the banking sector caused volatility and uncertainty for the Company’s business, particularly for the BRMS line.  Furthermore, the continuing rise in the price of oil slowed computer investments by airlines and, therefore, negatively impacted demand by such companies for ILOG products.

10                                  FORECASTS OR EARNINGS ESTIMATES

The Company has not presented in this document any forecasts or estimates of its future earnings.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

11                                  COMPENSATION AND BENEFITS

11.1                           Compensation of Officers

Compensation and benefits of all kinds paid by the Company, or by companies it controls, to its corporate officers before taxes were as follows (in EUR)

		FY 2007-2008
		consisting of:
	Total gross compensation	Base part	Variable part	Directors’ Fees (b)	Insurance	Other benefits
Corporate officers
Pierre Haren	315,001	250,000	16,200	—	35,440	13,361
Bounthara Ing	225,725	130,559	6,156	—	—	87,010
Michel Alard	20,000	—	—	20,000	—	—
Marie-Claude Bernal	35,000	—	—	35,000	—	—
Pascal Brandys	31,000	—	—	31,000	—	—
Marc Fourrier	26,000	—	—	26,000	—	—
Stéphane Lizeray (a)	16,000	—	—	16,000	—	—
Richard Liebhaber	36,000	—	—	36,000	—	—
Todd Lowe	20,000	—	—	20,000	—	—
Pierre-Michel Peugnet	28,500	—	—	28,500	—	—
TOTAL	751,226	380,559	22,356	212,500	35,440	100,371

(a)                                  In accordance with the January 27, 2006, development guide for the reference documents published by the AMF, salaries paid to the directors who represent salaried employees are not indicated in this Document of Reference.

(b)                                 Directors’ fees are the amounts granted and paid in the fiscal year in question.

12                                  CORPORATE GOVERNANCE

The Company complies with laws and regulations applicable in France in respect of corporate governance.

12.1                           Executive Committee

Membership of the Executive Committee has not changed since distribution of the Reference Document, except for the departure of Mrs. Kim Funk, ILOG Vice-President and General Counsel, on October 26, 2007.

13                                  SALARIED EMPLOYEES

13.1                           Human resources

For the fiscal year ended June 30, 2008, the average Company workforce was 858 persons, compared to 847 during the prior fiscal year.  This modest increase was primarily the result of the effective integration of LogicTools employees located in the United States and a general effort to reduce job openings throughout the world.

13.2                           Directors’ and Corporate Officers’ stakes and stock options

During the 2007-2008 fiscal year, the Board of Directors, following the recommendations of the Compensation Committee, approved in principle, on September 28, 2007, an issuance of warrants representing the right to acquire 64,000 shares to non-officer directors.  This issuance was approved by a majority of the shareholders at the November 29, 2007, Extraordinary Shareholders’ Meeting.  The warrant issuance will involve an express waiver in favor of the holders of these warrants by the shareholders of their preferential right to subscribe for the shares

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

that will be issued upon exercise of such warrants.  The subscription price for each share of one Euro of nominal value per exercise of warrants (or a fraction thereof, as the case may be) corresponds to 95% of the higher of the following two amounts:  (i) the average closing ILOG stock price on the Paris Euronext Eurolist for the 10 business days prior to the date of the Board of Directors’ Meeting, or (ii) the closing ILOG stock price on the Paris Euronext Eurolist on the business day prior to the date of the Board of Directors’ Meeting.  In accordance with the terms and conditions applied since the grant made in December 2003, the warrants were issued by the Board of Directors on November 29, 2007, at a price of EUR0.43, and for an exercise price of EUR8.07.  Subscription and payment of the warrant issuance price must occur within three months from the date of the Board of Directors’ Meeting’s decision on their issuance.  These warrants are exercisable in whole or in part at any time during a period of from five to six years after their date of issuance.

The following table indicates the ownership of shares, options, and warrants (BSA), not exercised as of June 30, 2008, by directors and corporate officers, and the BSA’s granted during the 2007-2008 fiscal year:

Beneficiary	Position	Number of shares held as of June 30, 2008	Number of options and warrants granted during the 2007-2008 financial year		Exercise price (a)	Number of options and warrants not exercised as of June 30, 2008		Exercise price range	Expiration date
Pierre Haren	Chairman of the Board of Directors and Chief Executive Officer	129,577	100,000 options	(b)	€8.00	150,000 options	(b)	€8/€8.66	2011/2017
Bounthara Ing	Deputy Managing Director	7,516	—		—	153,000 options	(c)	€6.70/€39.21	2008/2013
Michel Alard	Director	1	8,000 warrants		€8.07	40,000 warrants		€8.07/€12.37	2008/2012
Marie-Claude Bernal	Director	1	8,000 warrants		€8.07	32,000 warrants		€8.07/€12.37	2009/2012
Pascal Brandys	Director	19,250	8,000 warrants		€8.07	40,000 warrants		€8.07/€12.37	2008/2012
Marc Fourrier	Director	227,937	8,000 warrants		€8.07	40,000 warrants		€8.07/€12.37	2008/2012
Richard Liebhaber	Director	1	8,000 warrants	(c)	€8.07	24,000 warrants		€9.17/€12.37	2009/2011
Stephane Lizeray	Director	1	8,000 warrants		€8.07	16,000 warrants and 3,499 options		€8.07/€39	2010/2013
Todd Lowe	Director	230,822	8,000 warrants	(c)	€8.07	30,000 warrants		€9.17/€12.37	2008/2011
Pierre-Michel Peugnet	Director	500	8,000 warrants		€8.07	16,000 warrants		€8.07/€9.17	2011/2012
TOTAL		615,606	100,000 options et 64,000 warrants			306,499 options and 238,000 warrants

(a) The 64,000 warrants granted on November 29, 2007, expire on November 28, 2012.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

(b) Mr. Pierre Haren was also granted 50,000 free shares on November 29, 2007, in connection with the free share plan mentioned above.

(c) The 8,000 warrants granted to Mr. Richard Liebhaber and Mr. Todd Lowe, respectively, on November 29, 2007 have been cancelled.

The corporate officers did not exercise any BSAs during the 2007-2008 fiscal year.

150,000 stock warrant options granted to Mr. Pierre Haren on October 22, 1997, at a unit price of EUR01 were cancelled, as they were not exercised before their expiration date.

13.3                           Option plans and other employee stockholding plans

Various stock ownership plans, option purchase, and warrant plans are currently in effect within the Company.

1996 stock option plan (the “1996 Plan”)

As of June 30, 2008, the outstanding options from the 1996 Plan carried the right to subscribe for, and acquire, 253,813 shares at exercise prices between EUR5.19 and EUR8.60 per share.  There are no more options available for grant under this plan.

1998 stock option plan (the “1998 Plan”)

As of June 30, 2008, the outstanding options from the 1998 Plan carried the right to subscribe for, and acquire, 2,314,545 shares at exercise prices between EUR2.92 and EUR51.50 per share.

2001 stock option plan (the “2001 Plan”)

As of June 30, 2008, the outstanding options from the 2001 Plan carried the right to subscribe for, and acquire, 834,647 shares at exercise prices between EUR8.66 and EUR10.78 per share.

2004 stock option plan (the “2004 Plan”)

This plan expired on January 29, 2008.  As of June 30, 2008, the outstanding options from the 2004 Plan carried the right to subscribe for, and acquire, 244,000 shares at exercise prices between EUR8 and EUR12.45 per share.

2007 stock option plan (the “2007 Plan”)

At the November 29, 2007, Shareholders’ General Meeting, the shareholders authorized the Board of Directors to grant ILOG employees and corporate officers, on one or more occasions, options with the right to subscribe for new Company shares, or to purchase existing shares up to a limit of 1,000,000 existing or new shares.  The exercise price for the options is determined by the Board of Directors on the date of grant.  The subscription price for new shares will be equal to the closing price of ILOG stock on the Paris Euronext Eurolist on the business day prior to the date of their grant and cannot be lower than 80% of the average share price for the twenty trading sessions prior to that date.  The purchase price for existing shares will be the closing price of ILOG stock on the Paris Euronext Eurolist on the business day prior to the date of grant and

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

cannot be lower than 80% of the average share price for the twenty trading sessions prior to that date, nor lower than 80% of the average purchase price of shares owned by ILOG pursuant to Articles L. 225-208 and/or L. 225-209 of the French Code of Commerce.  No options had been granted under the 2007 Plan as of June 30, 2008.

1998 Company savings plan

During the 2007-2008 fiscal year, no shares were issued under this plan.

Free shares

Out of a total of 53,000 free shares granted during the 2007-2008 fiscal year, 3,000 free shares were granted on September 28, 2007, to an employee, and 50,000 free shares were granted on November 29, 2007, to Mr. Pierre Haren.  An aggregate number of 60,000 free shares have been granted as of October 10, 2008, to directors and corporate officers of the Company (i.e. 50,000 free shares granted to Mr. Pierre Haren on November 29, 2007, and 10,000 free shares granted to Mr. Bounthara Ing on November 30, 2006).

13.4                           Mandatory and voluntary profit-sharing plans

The Company estimates that, under the terms of the voluntary profit-sharing plan between ILOG SA and the Works Committee dated December 9, 2004, a company bonus of about EUR275,000 could be granted to employees of ILOG S.A. and members of its Executive Committee and its subsidiaries for the 2007-2008 fiscal year.

14                                  PRINCIPAL SHAREHOLDERS

As of August 20, 2008, to the Company’s knowledge, the Company’s share capital was EUR19,937,170, divided into 19,937,170 shares and was distributed as follows:

Shareholders	Shares Owned	%Share Capital	%Voting Rights
Public	12,429,311	62.3%	65.0%
INRIA (a)	1,237,500	6.2%	6.5%
Financière de l’Echiquier	1,368,928	6.9%	7.2%
SAP	685,064	3.4%	3.6%
Directors and Officers	615,606	3.1%	3.2%
FCPE ILOG	428,314	2.1%	2.2%
Treasury Shares (b)	819,386	4.1%	—
Conversion Capital Partners Limited (c)	2,353,061	11.8%	12.3%
Total	19,937,170	100%	100%

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

(a)                          Institut National de Recherche en Informatique et Automatique.

(b)                         Shares held in the Treasury reflect the Company’s own shares owned by ILOG in its own name and via the Liquidity Agreement.

(c)       On May 29, 2008, Conversion Capital Partners Limited stated that it owned 1,945,252 Company shares, accounting for 10.13% of the share capital.  This company had previously crossed the 5% threshold of ownership of ILOG share capital on November 13, 2007, the date of its notice to the AMF.

15                                  TRANSACTION WITH RELATED PARTIES

In connection with the Prima Solutions stock purchase agreement, ILOG agreed to make a loan of a maximum of EUR1.1 million in the form of an advance current account, at 4.5% interest, repayable within two years. This loan was approved by the General Meeting held on November 29, 2007.  This loan was disbursed to Prima Solutions in three installments, one of EUR400,000, in October 2007, another for EUR300,000, in February 2008, and the third for EUR400,000 in September 2008.

16                                  FINANCIAL INFORMATION CONCERNING THE COMPANY’S ASSETS AND LIABILITIES, FINANCIAL CONDITION, AND EARNINGS

16.1                           Financial statements – Excerpt from the July 28, 2008 press release

ILOG Announces Its Results of Operations for the fourth quarter and the 2007-2008 fiscal year

Paris, France and Sunnyvale, California – July 28, 2008 – ILOG® (NASDAQ : ILOG; Euronext : ILO ; ISIN : FR0004042364) announced its results of operations for the fourth quarter of financial year 2007/2008, ended June 30, 2008.  Revenues were USD46.1 million.  Net income was USD0.1 million and earnings per share on a fully-diluted basis were USD0.00 per share.  As a comparison, during the fourth quarter of the previous financial year, ILOG had USD 46.3 million in revenues, net income of USD1.9 million, and earnings per share, on a fully-diluted basis, of USD0.10 dollars per share.

The Company also announced results for the full 2007-2008 fiscal year.  Revenues were USD181.0 million, representing a 12% growth from the prior fiscal year, when revenues were EUR161.5 million.  Net income for the fiscal year was USD0.5 million, compared to USD4.9 million for the fiscal year ended June 30, 2007.  Diluted earnings per share for the 2007-2008 fiscal year were USD0.03 per share, compared to USD0.26 per share the previous year.  At the end of the year, the Company had USD74 million in cash and cash equivalents.

“We were confronted in the fourth quarter with a difficult economic environment, particularly in the banking sector, which remains an important source of revenue for ILOG.  Despite the successful efforts made throughout the year to diversify our client base, this environment caused

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

companies to delay or cancel certain business rules management system projects (BRMS)”, said Pierre Haren, Chairman and General Director of ILOG.  “On the other hand, we achieved a good level of growth for our optimization product line, and our supply chain applications continued to elicit growing interest, especially outside the United States.”

“The weakness of the dollar against the Euro continued to impact our profitability negatively.   In order to counteract this effect, we have begun to reduce the size of our workforce on a voluntary basis, closing the year with 847 employees, the same level as June 30, 2007.  The management of our workforce allowed us to present positive net income for the financial year.  We also improved the margin on our consulting business, which amounted to more than 20%, thanks to better use of our consultants,” adds Pierre Haren.

Trends

Revenues from BRMS products, including sales of licenses and maintenance services, declined by 13% compared to the high level reached in the fourth quarter of the previous fiscal year.  Despite lower demand for BRMS products this quarter, as a result of weakness in the financial sector, ILOG signed a licensing contract with a leading Wall Street investment firm for a client reporting and invoicing application.  ILOG also managed to take advantage of demand in other sectors such as insurance, health care and transportation, with the signature of several important contracts.  One of them in particular involves the renewal of a contract for more than one million dollars with a worldwide leader in the area of logistics and transportation, involving ILOG JRules® and ILOG Rules for .NET®, which are used in several applications, particularly for the management of client profiles and shipments.

Demand for optimization products in Europe was strong, especially in Great Britain.  The optimization product line (except for supply chain solutions) grew by 13% compared to last year, benefiting from demand from companies for tools during this uncertain period to allow clients to optimize their resources.  A significant business license contract for more than one million dollars was signed with a major manufacturer of micro-processors and involves ILOG CPLEX® ILOG visualization products, which will be used in several applications, especially in production planning.

Sales of the Company’s supply chain applications grew by 51%(1) compared to last year.  These applications elicited growing interest, especially in Europe and Asia, as shown by several representative contracts.  A leading computer RAM manufacturer in Singapore, and NS Solutions Japan also signed contracts for ILOG Plant PowerOps®, an integrated production planning and payment order solution.  Furthermore, ILOG LogicNet Plus XE®, a supply network design product, was purchased by German and Austrian sugar producers, as well as by a German tobacco company.

Revenues from visualization products remained stable in relation to last year, which reflects the current demand for display technology for Internet riches application (RIA).  The visualization product line also benefited from a significant contract renewal with a major Chinese telecom equipment maker, Huawei, for display of network management.

(1) This figure corrects the figure of 35% initially released to the press on 28 July 2008.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

ILOG S.A.

ACCOUNTS OF CONSOLIDATED EARNINGS

(Unaudited) (amounts in US dollars, and in accordance with U.S. GAAP)

(in italics, amounts in Euros and in accordance with IFRS)

	Quarter ended June 30th				Financial year ended June 30th
	2008	2007	2008	2007	2008	2007	2008	2007
	(amounts in thousands, except per share amounts)
Revenues:
Licenses	20,086.00	21,985.00	12,882.00	16,339.00	79,757.00	74,970.00	53,845.00	57,100.00
Maintenance	13,858.00	12,305.00	8,873.00	9,127.00	53,024.00	44,435.00	36,070.00	33,995.00
Consulting and training	12,188.00	12,009.00	7,813.00	8,924.00	48,200.00	42,054.00	32,736.00	32,108.00
Total Revenues	46,132.00	46,299.00	29,568.00	34,390.00	180,981.00	161,459.00	122,651.00	123,203.00

Cost of sales:
Licenses	481.00	580.00	308.00	386.00	1,436.00	1,489.00	971.00	1,128.00
Maintenance	1,468.00	1,128.00	939.00	609.00	5,464.00	5,024.00	3,697.00	3,840.00
Consulting and training	9,431.00	9,550.00	6,038.00	6,179.00	40,303.00	32,835.00	27,416.00	25,052.00
Total cost of sales	11,380.00	11,258.00	7,285.00	7,174.00	47,203.00	39,348.00	32,084.00	30,020.00

Gross margin	34,752.00	35,041.00	22,283.00	27,216.00	133,778.00	122,111.00	90,567.00	93,183.00

Operating charges:
Marketing and commercial costs	18,749.00	17,976.00	11,989.00	11,688.00	72,969.00	64,117.00	49,318.00	48,813.00
Research and development expense	10,689.00	10,585.00	7,035.00	6,356.00	38,553.00	35,024.00	26,313.00	26,633.00
General and administrative expense	5,962.00	6,674.00	3,918.00	9,097.00	23,407.00	20,229.00	15,971.00	15,144.00
Total operating charges	35,400.00	35,235.00	22,942.00	27,141.00	134,929.00	119,370.00	91,602.00	90,590.00

Operating income	(648.00)	(194.00)	(659.00)	75.00	(1,151.00)	2,741.00	(1,035.00)	2,593.00
Net financial products and others	988.00	701.00	610.00	514.00	2,600.00	2,428.00	1,676.00	1,800.00
Pre-tax income	340.00	507.00	(49.00)	589.00	1,449.00	5,169.00	641.00	4,393.00

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

ILOG S.A.

ACCOUNTS OF CONSOLIDATED EARNINGS

(Unaudited) (amounts in US dollars, and in accordance with U.S. GAAP)

(in italics, amounts in Euros and in accordance with IFRS)

	Quarter ended June 30th				Financial year ended June 30th
	2008	2007	2008	2007	2008	2007	2008	2007
	(amounts in thousands, except per share amounts)
Income taxes	319.00	(1,313.00)	110.00	(2,719.00)	865.00	23.00	479.00	(1,702.00)
Income from consolidated companies	21.00	1,820.00	(159.00)	3,308.00	584.00	5,146.00	162.00	6,095.00
Equity in income of unconsolidated subsidiaries	58.00	114.00	38.00	85.00	(65.00)	(282.00)	(36.00)	(214.00)
Net income	79.00	1,934.00	(121.00)	3,393.00	519.00	4,864.00	126.00	5,881.00

Earnings per share:
- base	0.00	0.11	(0.01)	0.18	0.03	0.27	0.01	0.32
- diluted	0.00	0.10	(0.01)	0.18	0.03	0.26	0.01	0.32

Average number of shares outstanding:
- base	18,381.71	18,400.00	18,381.71	18,400.00	18,488.94	18,231.00	18,488.94	18,231.00
- diluted	17,988.05	18,497.00	17,988.77	18,550.00	18,226.79	18,445.00	18,255.11	18,523.00

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

ILOG S.A.

SIMPLIFIED CONSOLIDATED BALANCE SHEET

(Unaudited) (amounts in US dollars, and in accordance with U.S. GAAP)

(in italics, amounts in Euros and in accordance with IFRS)

	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
	(amounts in thousands)
Assets
Current assets:
Cash and cash equivalents	$73,810.00	$46,040.00	€47,114.00	€40,781.00
Short term financial investments	16.00	8,616.00	—	—
Client receivables, net	38,946.00	42,161.00	24,706.00	31,219.00
Other current assets	13,078.33	12,873.00	7,446.00	8,656.00
Total current assets	125,850.33	109,690.00	79,266.00	80,656.00

Net fixed assets	16,063.00	16,480.00	10,189.00	12,204.00
Other non-current assets	25,114.67	18,958.00	18,094.00	16,346.00
Total non-current assets	41,177.67	35,438.00	28,283.00	28,550.00

Total assets	$167,028.00	$145,128.00	€107,549.00	€109,206.00

Liabilities
Current liabilities:
Trade and other current debts	$30,180.00	$28,465.00	€19,456.00	€21,266.00
Current financial debts	20.00	206.00	12.00	153.00
Prepaid income	37,397.00	32,884.00	23,728.00	24,353.00
Total current liabilities	67,597.00	61,555.00	43,196.00	45,772.00

Non-current financial debts	—	17.00	—	12.00
Other non-current debts	4,756.00	2,536.00	3,017.00	1,690.00
Total non-current liabilities	4,756.00	2,553.00	3,017.00	1,702.00

Net worth:
Subscribed capital and issue premiums	103,249.00	98,962.00	53,243.00	50,635.00
Treasury shares	(10,664.00)	(8,511.00)	(8,414.00)	(6,912.00)
Retained earnings (Loss carry forward) and conversion gains (losses)	2,090.00	(9,431.00)	16,507.00	18,009.00
Total net worth	94,675.00	81,020.00	61,336.00	61,732.00

Total liabilities	$167,028.00	$145,128.00	€107,549.00	€109,206.00

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

ILOG S.A.

TABLE OF CONSOLIDATED, SIMPLIFIED CASH FLOW

(Unaudited) (amounts in US dollars and in accordance with U.S. GAAP)

(in italics, amounts in Euros and in accordance with IFRS)

	Financial year closed June 30th
	2008	2007	2008	2007
	(amounts in thousands)
Cash flow from operations:
Net earnings	$519	$4,864	€126	€5 881
Amortization and depreciation	5,211	3,208	3,517	2,909
Charge tied to compensation consisting of shares	3,138	2,763	1,774	1,458
Deferred taxes	78	(185)	(37)	(2,019)
Unrealized gains on financial instruments	62	(47)	44	(31)
Depreciation of equity in unconsolidated affiliates	65	299	36	214
Variations in cash flow requirements	8,209	(5,558)	6,524	(1,621)
Net cash flows from operational activities	17,282	5,344	11,984	6,791

Cash flow from investment transactions:
Acquisition of fixed assets and activities	(4,329)	(25,123)	(2,920)	(21,282)
Loans	(1,029)	—	(700)	—
Sale (purchase) of short-term financial investments	8,738	(314)	—	—
Net cash flow generated (utilized) in investment transactions	3,380	(25,437)	(3,620)	(21,282)

Cash flow from financing transactions:
Repayments of loans and leases	(224)	(366)	(152)	(279)
Exercise of options and warrants	1,149	3,890	834	2,983
Purchase of treasury shares	(2,154)	(1,621)	(1,503)	(1,245)
Net cash flow generated (utilized) in financing transactions	$(1,229)	$1,903	€(821)	€1,459

Effect of variations in exchange rates on cash and cash equivalents	8,336	2,788	(1,210)	(656)

Net variation of cash and cash equivalents	27,769	(15,402)	6,333	(13,688)
Cash and cash equivalents, at the opening	46,041	61,442	40,781	54,469
Cash and cash equivalents, at the closing	$73,810	$46,040	€47,114	€40,781

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Presentation of Principal Financial Items of the Quarter ended June 30, 2008

Revenues and Gross Margin

Quarterly revenues remained unchanged at USD46.1 million for the fourth quarter of the 2007-2008 fiscal year, compared to USD46.3 million one year earlier. Due to the strong Euro, with an exchange rate of €1 = $1.56 compared to €1 = $1.35 during the same quarter last year, revenues expressed in terms of constant exchange rates fell by 6%.  Revenues by geographic area were as follows:

				Growth
				at
	Quarter ended June 30th		Growth	a constant
	2008	2007	as reported	exchange rate
	(in thousands)
North America	$22 136	$23 137	-4%	-4%
Europe	19 277	18 758	3%	-8%
Asia-Pacific	4 719	4 404	7%	-5%
Total revenue	$46 132	$46 299	0%	-6%

The overall level of business was lower than expected.  The BRMS product line, in particular, posted combined revenues for licenses and maintenance of -13%, with a weak level of activity, especially in Europe, in all business sectors.  The combined revenues for optimization licenses and maintenance (including supply chain solutions) increased by 17%, while the revenues from the visualization product line remained stable.  The revenues from the optimization product line benefited from a significant increase in business, tied to the acquisition of LogicTools, as well as sales of CPLEX.  Revenues from maintenance business increased by 13% this quarter compared to the same quarter for the prior fiscal year.  This increase was the result of the growth of ILOG’s established base and a solid rate of renewal of maintenance contracts.

Growth in revenues from consulting and training services slowed gradually over the course of the 2007-2008 fiscal year; in the fourth quarter, revenues from consulting and training services was more or less comparable to those from the same quarter last year.  This slowing reflected mainly a decrease in the number of BRMS implementations.  This quarter, gross margin relating to these operations recovered to 23%.

Reflecting the recovery of gross margin relating to consulting and training services, the quarterly global gross margin was once again 75%, which is higher than the average seen in prior quarters.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Operating Expenses

Operating expenses were at the same level as during the same quarter for the prior fiscal year.  The strengthening of the Euro against the dollar, which affects more than half of the Company’s expenses, denominated in Euros, was offset by a weak level of sales commissions paid, by the decrease in provisions for doubtful accounts (American Home Mortgage’s bankruptcy in the same quarter during the last fiscal year), as well as by the French research tax credit recorded quarterly since the beginning of the 2008 calendar year; a similar credit was not recorded for the same quarter during the last fiscal year.

As of June 30, 2008, the Company employed 847 persons(1), an equivalent number to June 30, 2007, following the implementation during the year of strict supplementary controls over new hires.

Taxes

The Company recorded tax expense of USD0.3 million for the fourth quarter of the 2007-2008 fiscal year, compared to a tax loss carry forward of USD1.3 million for the same quarter during the 2006-2007 fiscal year.  The tax expense for the fourth quarter of the 2007-2008 fiscal year was due to profits earned in countries that do not recognize tax loss carry forwards.  During the fourth quarter of last year, the Company recorded a tax credit of USD1.5 million, which represented a portion of the tax losses carried forward in France, and which the Company considers more likely than not to be able to utilize during the coming fiscal years.

Presentation of the Main Financial Items for the Financial Year ended June 30, 2008

Revenues and Gross Margin

Revenues for the fiscal year grew by 12%, to USD181 million up from USD161.5 million for the prior fiscal year.  Revenues on the basis of constant exchange rates grew by 6%.

Revenues by geographic area were as follows:

				Growth
				At
	Financial year ended June 30		Growth	constant
	2008	2007	as reported	exchange rates
	(in thousands)

North America	$82 422	$76 437	8%	8%
Europe	80 988	68 651	18%	7%
Asia-Pacific	17 571	16 371	7%	-2%
Total revenues	$180 981	$161 459	12%	6%

Combined revenues from sales of license and maintenance contracts increased by 11% for the 2007-2008 fiscal year compared to the prior fiscal year.  Sales of BRMS and visualization product lines grew by 1% and 4%, respectively, during the period, due to the fall in business connected with property credits in the United States.  Sales of the optimization product line increased by 30%, following the acquisition of LogicTools during the last quarter of the prior fiscal year, and strong demand for CPLEX.  During the fiscal year, sales of BRMS, optimization and visualization products represented 43%, 38%, and 19%, respectively, of the combined total of license and maintenance sales, against 47%, 33% and 20% last year.

(1) Average headcount as of 30 June 2008.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

The growth in revenues from consulting and training services slowed to 15% for the fiscal year, compared to growth of approximately 45% for the prior fiscal year, which reflects the weak utilization of our consultants during the fiscal year, due to the lack of growth in the United States’ banking sector.  Gross margin of consulting and training operations for the fiscal year fell to 16%, compared to 22% for the prior fiscal year.

Reflecting the weaker gross margin in consulting and training services, the overall gross margin recorded for the 2007-2008 fiscal year was 74%, less than the 76% margin for the 2006-2007 fiscal year.

Operating Expenses

The 13% increase in operating expenses for the fiscal year, compared to the prior fiscal year, resulted primarily from the integration of the LogicTools workforce, salary increases, but especially from the strengthening of the Euro, inasmuch as more than half of the Company’s expenses are recorded in Euros. These increases in expenses were partially offset by the French research tax credit, following the entry into effect in 2008 of a new tax law.  The portion of the tax credit, calculated as a percentage of costs relating to eligible research projects, increased significantly and is more foreseeable. As a result, ILOG provisioned for each quarter a part of the research tax credit for then-current calendar year as of the beginning of the calendar year 2008.

Taxes

For the 2007-2008 fiscal year, the Company booked a tax charge of USD0.9 million, whereas no tax charge had been booked for the prior fiscal year.  The tax charge(2) for the 2007-2008 fiscal year was due to the profits earned in countries that do not have tax loss carry forwards. For the 2006-2007 fiscal year, the tax credit of USD1.5 million, representing part of the tax losses carried forward in France, which the Company considers more likely than not to be able utilize during the coming fiscal years, and that it recorded, was offset by a charge in an equivalent amount representing taxes paid in countries that do not have tax loss carry forwards.

Balance Sheet and Cash Flow

Consisting of short-term financial investments, ILOG’s overall cash position amounted to USD73.8 million as of June 30, 2008, greater than the USD54.7 million recorded as of June 30, 2007.  ILOG improved its collection of client receivables to 73 days at the end of the 2007-2008 fiscal year, compared to 78 days at the end of the 2006-2007 fiscal year.  The increase in prepaid income also contributed to the operating cash flow by USD2.0 million.  Excluding the short-term financial investments, investments for the fiscal year amounted to USD4.3 million for the acquisition of computer equipment and to finance a cash advance to one of ILOG’s subsidiaries included on the equity method, Prima Solutions.  Net cash arising from financing activities was USD1.2 million and included mainly repurchases of the Company’s shares in the amount of

(2) The term “tax charge” corrects an error that appeared in the press release issued on July 27, 2008, and replaces the words “item of tax income”.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

USD2.2 million, offset by a share issue in connection with the exercise of stock options in the amount of USD1.1 million, unchanged compared to the prior quarter, taking into consideration the small number of stock options exercised during the quarter.  As of June 30, 2008, net worth amounted to USD 94.7 million, which was an increase of USD13.7 million, compared to the USD81 million as of June 30, 2007.  This increase reflected principally income for the financial period, the exercise of stock options, and the impact of the weaker dollar in relation to the Euro.  As of June 30, 2008, the Company had issued 19,208,848 shares, against 19,062,464 shares as of June 30, 2006, following the issue of 146,384 shares in connection with the exercise of options and warrants.

Accounting Standards

ILOG’s financial statements in U.S. dollars are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).  The figures presented in Euros are prepared in accordance with international financial reporting standards (IFRS).  Under and pursuant to European Regulation No. 1606/2002 dated July 19, 2002, all companies publicly-traded on a regulated European securities exchange must apply IFRS standards in preparing their consolidated accounts beginning on January 1, 2005, and thereafter.

Following the release of an SEC Regulation issued on December 21, 2007, ILOG will no longer prepare its audited financial statements according to U.S. standards, but in Euros, and in accordance with IFRS for the fiscal year ended on June 30, 2008, without an audited reconciliation with U.S. GAAP.  Accordingly, ILOG will undertake a progressive transition of its financial reporting in U.S. GAAP and in US dollars towards IFRS and in Euros.

Constant Exchange Rate

The expression “at a constant exchange rate” used herein means that the results of operations for the period for group companies using currencies other than the U.S. dollar were converted into dollars using the exchange rate for the prior period.  This information is provided to aid in understanding the Company’s performance without taking into account the impact of exchange rate fluctuations.

***********

*******

***

16.2                           Trends of the fourth quarter based on the financial information prepared in Euros in accordance with IFRS

ILOG announced the results of its operations for the fourth quarter of the 2007-2008 fiscal year ended June 30, 2008, revenues of EUR29.6 million. Net loss was EUR0.1 million, and earnings (loss) per share on a fully-diluted basis was a loss of (EUR0.01) per share.  On a comparative basis, during the fourth quarter of the preceding fiscal year, ILOG had revenues of EUR34.4 million, net income of EUR 3.4 million, and earnings per share on a fully-diluted basis of EUR0.18 per share.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

The Company also announced the results of its operations for the full 2007-2008 fiscal year.  Revenues were EUR122.7 million, stable compared to the previous year, which had revenues of EUR123.2 million.  Net income for the period was EUR0.1 million, compared to EUR5.9 million for the fiscal year ended June 30, 2007.  Earnings per share on a fully-diluted basis for the 2007-2008 fiscal year were EUR0.01 per share, compared to EUR0.32 per share for the preceding year.  The Company ended its fiscal year with cash of EUR46 million.

Trends

BRMS revenues, including sales of licenses and maintenance contracts, declined by 25% compared to the high level for the fourth quarter of the previous fiscal year.  Despite lower demand for BRMS products during this quarter, as a result of weakness in the financial sector, ILOG signed a licensing contract with a leading Wall Street investment firm for a client reporting and invoicing application.  ILOG also managed to take advantage of demand in other sectors such as insurance, health care and transportation, with the execution of several important contracts.  One of them in particular concerns the renewal of a contract for more than one million dollars with a worldwide leader in the area of logistics and transportation, involving ILOG JRules® and ILOG Rules for ..NET®, which are used in several applications, particularly for the management of client profiles and shipments.  Demand for optimization products in Europe was strong, especially in Great Britain.  The optimization product line (except for supply chain solutions) declined by 3% compared to the previous year, benefiting from demand from companies for tools during this uncertain period to allow clients to optimize their resources.  A significant business license contract for more than one million dollars was signed with a major manufacturer of micro-processors and involves ILOG CPLEX® ILOG visualization products, which will be used in several applications, especially in production planning.  Sales of the Company’s supply chain applications grew by 30% compared to last year.  These applications elicited growing interest, especially in Europe and Asia, as is shown by several representative contracts.  A leading computer RAM manufacturer in Singapore, and NS Solutions Japan also signed contracts for ILOG Plant PowerOps®, an integrated production planning and payment order solution.  Furthermore, ILOG LogicNet Plus XE®, a supply network design product, was purchased by German and Austrian sugar producers, as well as by a German tobacco company.  Revenues from visualization products remained stable in relation to last year, which reflects the current demand for display technology for Internet riches application (RIA).  The visualization product line also benefited from a significant contract renewal with a major Chinese telecom equipment maker, Huawei, for display of network management.

Presentation of Principal Financial Items of the Quarter ended June 30, 2008

Revenues and Gross Margin

Quarterly revenues declined by 14%, falling to EUR29.6 million for the fourth quarter of the 2007-2008 fiscal year, from EUR34.4 million one year earlier.  As a result of the strong Euro, with an exchange rate of €1 = $1.56 compared to €1 = $1.35 during the same quarter last year,

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

revenues expressed on the basis of constant exchange rates fell by only 6%.  Revenues by geographic area were as follows:

				Growth
				at
	Quarter ended June 30th		Growth	constant
	2008	2007	as reported	exchange rates
	(in thousands)

North America	€14 186	€17 183	-17%	-4%
Europe	12 353	13 934	-11%	-8%
Asia-Pacific	3 029	3 273	7%	-5%
Total revenue	€29 568	€34 390	-14%	-6%

The overall level of business was lower than expected.  The BRMS product line, in particular, posted combined revenues for licenses and maintenance of -25%, with a weak level of business, especially in Europe, in all sectors.  The combined revenues for optimization licenses and maintenance (including supply chain solutions) increased by 1%, while the revenues from the visualization product line declined by 14%.  Revenues from the optimization product line benefited from a significant increase in business, tied to the acquisition of LogicTools, as well as sales of CPLEX.  Revenues from maintenance business decreased by 3% as a result of the negative impact of exchange rates this quarter, compared to the same quarter for the prior fiscal year.  Despite this negative effect, the trend in maintenance revenues reflects the growth of ILOG’s established base and a solid rate of renewal of maintenance contracts.

Growth in revenues from consulting and training services slowed gradually over the course of the 2007-2008 fiscal year; in the fourth quarter, revenues from consulting and training services were down 12% from the level for the same quarter last year.  This slowing reflected mainly a decrease in number of BRMS implementations.  This quarter, gross margin relative to these operations recovered to 23%.

Reflecting the recovery of gross margin relating to consulting and training services, the quarterly global gross margin was once again 75%, which is higher than the average seen in prior quarters.

Operating Expenses

Operating expenses declined by 15% compared to the same quarter for the prior fiscal year.  The strengthening of the Euro against the dollar, which affects more than half of the Company’s expenses, denominated in Euros, explains such decline in part, which was also due to a weak level of sales commissions paid to commercial representatives, by the decrease in provisions for doubtful accounts (American Home Mortgage’s bankruptcy in the same quarter during the last financial year), as well as by the French research tax credit recorded quarterly since the beginning of the 2008 calendar year; a similar credit had not been recorded for the same quarter during the last fiscal year.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

As of June 30, 2008, the Company employed 847 persons, an equivalent number to June 30, 2007, following the implementation during the year of strict supplementary controls over new hires.

Taxes

The Company recorded tax expenses of EUR0.1 million for the fourth quarter of the 2007-2008 fiscal year, compared to a tax loss carry forward of EUR2.7 million for the same quarter during the 2006-2007 fiscal year.  The tax expense for the fourth quarter of the 2007-2008 fiscal year was due to profits earned in countries that do not recognize tax loss carry forwards.  During the fourth quarter of last year, the Company recorded a tax credit of EUR2.8 million, representing a portion of the tax losses carried forward in France, and which the Company considers more likely than not to be able to utilize during the coming fiscal years, as well as a profit of EUR 1.7 million, as a result of recording of a deferred tax asset in connection with the acquisition of LogicTools.

Presentation of the Main Financial Items for the Fiscal Year ended June 30, 2008

Revenues and Gross Margin

Revenues for the fiscal year remained unchanged, going to EUR122.7 million from 123.2 million for the prior fiscal year.  Revenues on the basis of constant exchange rates grew by 6%.

Revenues by geographic area were as follows:

				Growth
				At
	Financial year ended June 30		Growth	constant
	2008	2007	as reported	exchange rates
	(in thousands)

North America	€55 962	€58 359	-4%	8%
Europe	54 830	52 358	5%	7%
Asia-Pacific	11 859	12 486	-5%	-2%
Total revenues	€122 651	€123 203	0%	6%

Combined revenues from sales of license and maintenance contracts decreased by 1% for the 2007-2008 fiscal year compared to the prior fiscal year.  Sales of BRMS and visualization product lines decreased by 10% and 8%, respectively, during the period, due to the fall in business connected with property credits in the United States.  Sales of the optimization product line increased by 15%, following the acquisition of LogicTools during the last quarter of the prior fiscal year, and strong demand for CPLEX.  During the fiscal year, sales of BRMS, optimization and visualization products represented 43%, 38%, and 19%, respectively, of the combined total of license and maintenance sales, against 47%, 33% and 20% last year.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

The growth in revenues from consulting and training services slowed to 2% for the fiscal year, compared to growth of approximately 35% for the prior fiscal year, which reflects the weak utilization of our consultants during the fiscal year, due to the lack of growth in the United States’ banking sector. Gross margin of consulting and training operations for the fiscal year fell to 16%, compared to 22% for the prior fiscal year.

Reflecting the weaker gross margin in consulting and training services, the overall gross margin recorded for the 2007-2008 fiscal year was 74%, less than the 76% margin for the 2006-2007 fiscal year.

Operating Expenses

The 1% increase in operating expenses for the fiscal year, compared to the prior fiscal year, resulted, primarily, from the integration of the LogicTools workforce and salary increases, which factors were limited by the strengthening of the Euro in respect of expenses located in a U.S. dollar zone.  These increases in expenses were partially offset by the French research tax credit, following the entry into effect in 2008 of a new tax law.  The portion of the tax credit, calculated as a percentage of costs relating to eligible research projects, increased significantly and is more foreseeable. As a result, ILOG provisioned each quarter a part of the research tax credit for the then-current calendar year as of the beginning of the calendar year 2008.

Taxes

For the 2007-2008 fiscal year, the Company booked a tax charge of EUR0.5 million, whereas a tax carry-forward of EUR1.7 million had been booked for the prior fiscal year as a result of the recording of a tax deferral asset in connection with the acquisition of LogicTools.  The tax charge for the 2007-2008 fiscal year was due to the profits earned in countries that do not have tax loss carry-forwards. For the 2006-2007 fiscal year, the tax credit of EUR1.1 million, representing part of the tax losses carried forward in France, which the Company considers more likely than not to be able utilize during the coming fiscal years, and that it recorded, was offset by a charge in an equivalent amount representing taxes paid in countries that do not have tax loss carry-forwards, as well as by an extraordinary gain in connection with the acquisition of LogicTools.

Balance Sheet and Cash Flow

Consisting of short-term financial investments, ILOG’s overall cash position amounted to EUR42.1 million as of June 30, 2008, greater than the EUR40.8 million recorded as of June 30, 2007.  ILOG improved its collection of client receivables to 73 days at the end of the fiscal year 2007-2008 fiscal year, compared to 78 days at the end of the 2006-2007 fiscal year.  The increase in prepaid income also contributed to the operating cash flow by EUR1.2 million.  Excluding short-term financial investments, investments for the fiscal year amounted to EUR2.9 million for the acquisition of computer equipment and to finance a cash advance to one of ILOG’s subsidiaries included on the equity method, Prima Solutions.  Net cash arising from financing activities was EUR0.8 million and included mainly repurchases of the Company’s shares in the amount of EUR1.5 million, offset by a share issuance in connection with the exercise of stock options in the amount of EUR0.8 million, a stable level compared to the prior quarter, taking into consideration the small number of stock options exercised during the quarter.  As of June 30, 2008, net worth amounted to EUR 61.3 million according to IFRS, unchanged

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

compared to the EUR61.7 million as of June 30, 2007.  This increase reflected principally income for the financial period and the exercise of stock options, factors that were offset by the impact of the weaker dollar in relation to the Euro.  As of June 30, 2008, the Company had issued 19,208,848 shares, against 19,062,464 shares as of June 30, 2006, following the issuance of 146,384 shares in connection with the exercise of options and warrants.

16.3                       Legal proceedings and arbitrations

ILOG is currently a party to proceedings against Jensen Denmark and Naicom Technologies, which are taking place in France.  Jensen Denmark and Naicom Technologies have sued ILOG for breach of contract, bad faith, and failure to meet standard obligations for professional consultants.  ILOG filed counterclaims, seeking a refund of sums spent and not received, as well as damages.  A judgment in the case was handed down by the Commercial Court of Créteil on December 8, 2005, dismissing Jensen Denmark’s and Naicom’s claims against ILOG.  The Court rejected ILOG’s counterclaim. Jensen Denmark and Naicom have appealed this decision.  In a ruling issued on November 9, 2007, the Paris Court of Appeals affirmed the judgment below and dismissed all of Naicom Technologies’ and Jensen Denmark’s claims.

The Company was not aware of any other material litigation as of June 30, 2008.

17                                 FURTHER INFORMATION

17.1                       Information of a general nature concerning the share capital

Any change in the Company’s share capital, or in the rights attaching to the securities which constitute such share capital, is subject to the requirements of law, since the Company’s Articles of Association do not contain any specific provisions.

Acquisition by the Company of its own shares

As of the date hereof, ILOG had undertaken share repurchases and resales under a liquidity agreement and share repurchases directly in the market in the following amounts and on the following terms and conditions:

	Total number of shares purchased	Average price paid per share (in Euros)	Total number of shares sold	Avg. price collected per share (in Euros)	Total number of shares purchased in connection with the repurchase program	Maximum number of shares that can be purchased in accordance with the repurchasing program (a)
Total as of Aug. 31, 2007	1,550,852		(935,331)		615,521
September 2007	47,367	8.33	(20,353)	8.35	27,014	1,276,875
October 2007	33,425	8.91	(45,920)	9.04	(12,495)	1,289,720
November 2007	52,494	8.17	(42,633)	8.17	9,861	1,280,089
December 2007	34,394	7.55	(21,308)	7.54	13,086	1,267,098
January 2008	171,810	6.53	(38,952)	6.86	132,858	1,134,240
February 2008	18,010	6.46	(15,448)	6.46	2,562	1,132,478
March 2008	59,868	6.60	(17,482)	6.41	42,386	1,090,092
April 2008	28,298	5.42	(27,281)	5.43	1,017	1,089,075
May 2008	19,703	5.34	(28,310)	5.36	(8,607)	1,097,682
June 2008	15,504	6.33	(15,309)	6.32	(405)	1,098,087
July 2008	11,486	6.41	(14,898)	6.48	(3,412)	1,104,704
August 2008	1	9.75	(1)	9.75	0	1,174,331
Total as of August 31, 2008	2,043,212		(1,223,826)		819,386

(a)   The maximum number of shares that can be purchased in accordance with the repurchasing program corresponds to 10% of the amount of shares authorized as of the repurchase date.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

As of August 31, 2008, the Company held 819,386 of its own shares in treasury, or 739,909 shares repurchased directly by the Company, and a net total of 79,477 of its own shares repurchased in connection with the liquidity agreement. Following the termination of the liquidity agreement, shares held in connection with this agreement have been sold on the market.

The Combined Shareholders’ Meeting held on November 29, 2007 authorized the Board of Directors to repurchase a number of shares representing 10% of the Company’s share capital.  It was also authorized to reduce the share capital by cancelling shares repurchased previously up to a limit of 10% of the share capital per 24-month period.

The purposes of the repurchase program are as follows, in decreasing order of priority:

•                  delivery of shares for payment or exchange, especially in connection with acquisition transactions, or in connection with issues of securities carrying the right to acquire shares;

•                  grants of shares to Company employees or officers on the conditions and in accordance with the terms and conditions prescribed by law, especially in connection with participation in the results of  the Company’s growth, stock option plans, or through a company savings plan;

•                  the canceling of shares, subject to, in this case, to adoption of a specific resolution at an Extraordinary General Shareholders’ Meeting; and

•                  the liquidity of the market for shares through a Liquidity Agreement made with an investment services company.

The maximum purchase price approved is EUR20 per share, excluding costs.  The maximum amount of funds dedicated for implementation of this stock repurchase program may not exceed EUR20 million.

These authorizations to the Board of Directors have a term that expires at the close of the General Shareholders’ Meeting called to consider and act on the accounts for the fiscal year ended June 30, 2008.

Share Capital as of August 31, 2008

Number of shares:	19,937,170, all of the same class
Nominal value:	€1.00
Amount of share capital:	€19,937,170, fully paid up

To the best of the Company’s knowledge, with the exception of the exercise of 366,657 stock options between September 1 and September, 15, 2008, no significant change in respect of its share capital has occurred since August 31, 2008.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Shares Authorized but not Issued, Capital Increase Commitment

The general authorizations granted to the Boards of Directors at the Combined General Meeting held on November 29, 2007, still in force as of October 10, 2008, are the following:

•                  authorization, for a 26 month term, to increase the share capital by issuing shares or any type of securities carrying the right, immediately or in the future, to acquire shares, with maintenance of the shareholders’ preferential subscription right, up to a limit of a nominal amount of five million Euros;

•                  authorization, for a 26 month term, to increase the share capital through incorporation of reserves, earnings, or premiums, up to a limit of a maximum nominal amount of five million Euros, to be deducted from the maximum amount approved above;

•                  authorization, for a 26 month term, to increase the share capital by issuing shares or any type of securities carrying the right, immediately or in the future, to acquire shares, without preferential subscription right, up to a limit of a maximum of EUR2,500,000, provided, however, that any capital increase made pursuant to this resolution be deducted from the EUR5,000,000 limit approved by the resolution described above;

•                  authorization, for a 26 month term, to charge costs incurred in connection with the capital increases completed against the premiums relating to these transactions and an overall limit on the amount of issues to be made under the authority granted above;

At the Combined General Meeting held on November 29, 2007, the Board of Directors received the authorization to use the prior mentioned authorizations, to the exception of the authorization to increase the share capital without preferential subscription right, in order to increase the share capital of the Company during a tender offer (in cash or in exchange of securities) period, until the Shareholders’ Meeting called to consider and act on the accounts for the fiscal year ended June 30, 2008.

This Combined General Meeting held on November 29, 2007 also granted to the Board of Directors for a 26 month term the authorization to proceed with a capital increase limited to 10% of the share capital intended to constitute consideration for contributions in-kind.

Securities not representing the capital

Not applicable.

Non-voting securities

Not applicable.

Pledged securities

As of August 31, 2008, there are no pledges of ILOG shares held in treasury.  The shares and intangible assets of its subsidiaries are not the subject of any surety or security interest.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Other securities granting access to the capital

If all stock options and all warrants granted and not exercised as of August 31, 2008 were to be fully exercised, 3,162,399 new shares would be issued, representing 15.9% of the share capital (on the basis of a share capital comprising 19,208,848 shares as of August 31, 2008).

During the fiscal year ended June 30, 2008, the Company had granted stock options for a total of 206,000 shares.  During the same fiscal year, a total of 138,344 shares were issued by the exercise of options previously granted by the Company.

During the fiscal year ended June 30, 2008, the Company issued warrants for a total of 64,000 shares.  During the same fiscal year, 8,000 shares were issued by the exercise of warrants granted by the Company.

Subscription options or purchase options

During the fiscal year ended June 30, 2008, 100,000 stock options were granted under the 2004 Plan by the Company or its subsidiaries to one of its corporate officers, Mr. Pierre Haren, at an exercise price of EUR8.00.  Options to purchase 5,834 shares were exercised by one of the corporate officers, Mr. Bounthara Ing, during the fiscal year under options granted in 1997 at an exercise price of EUR5.34.

The following table relates to the top ten beneficiaries who are salaried employees and not officers and who received or exercised warrants or stock options during the 2007-2008 fiscal year.  No grants were made by Company subsidiaries to their employees.

Stock options granted to the top ten beneficiaries salaried employees who are not officers and options exercised by them	Total number of options granted/shares subscribed or purchased	Avg. price balanced (in EUR)	Relevant plan

Total of options granted, during the financial year 2007-2008 by the Company or any company included within the area of conferral of options.	100,000	8.20	2004 Plan

Options held in the Company and those approved before, exercised during the financial year 2007-2008, by the top ten beneficiaries and subsidiary employees who exercised options during the period.	122 984	5,54	1996, 1998, and 2001 Plans

Presented below is a table summarizing the warrant or stock option plans outstanding as of August 31, 2008.  The plans in effect make it possible to grant subscription or stock purchase options.  As of August 31, 2008, the Company had granted only stock options to subscribe for shares.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

	“1996 Plan”	“1998 Plan”	“2001 Plan”	“2004 Plan”
Dates of Meetings(a)	November 24, 1994	November 4, 1998	September 25, 2001	November 30, 2004
Dates of the first Board of Directors’ Meeting(b)	May 5,1995	February 1,1999	November 21, 2001	March 22, 2006
Total number of shares than can be acquired	3,400,000	3,150,000	1,100,000	800,000
Subscription price per share(c)	€3.97 to €8.60	€2.92 to €51.50	€8.66 to €10.78	€8 to €12.45
Start date for the exercise of options(d)	May 5, 1996	February 1, 2000	November 12, 2002	March 22, 2007
Expiration date(e)	September 21, 2009	September 26, 2015	December 15, 2013	November 19, 2016
Number of shares subscribed as of 08/31/2008	2,598,446	573,415	105,285	0
Number of shares remaining to be subscribed as of 08/31/2008	253,813	2,314,545	834,647	244,000	]
Shares therefrom that can be subscribed or purchased by members of the Executive Committee (its current members)(f)	28,000	304,554	156,322	3,958
Number of senior non-officer executives affected(f)	1	5	6	1
Number of options available for grant as of 08/31/2008	0	0	0	0

(a)                     The date indicated is the one for the first Shareholders’ Meeting at which the issuance was authorized in connection with the plan in question.  The dates of the various Shareholder Meetings involved and the respective amounts authorized are indicated in the paragraph below.

(b)                    The date indicated is the one for the first Board of Directors’ Meeting that granted options under this plan. Generally, options are granted to each new employee by the Board of Directors at the meeting following their hire or appointment as a corporate officer.

(c)                     The price is set by the Board of Directors at each grant and is the same as the closing price of the shares on the Paris Euronext Eurolist on the day before the meeting  at which the grant is made.

(d)                    In each case, the date indicated is the one for the exercise date of options issued under the plan in question.   The period of exercise is generally:  1/4 of the exercisable options after 12 months, plus 1/48th each month on the condition that the holder remain a Company employee or corporate officer.

(e)                     The options have variable expiration dates.   In each case, the date indicated is the last expiration date of the options issued under the plan in question.  Generally, options expire at the latest ten years after their grant (seven years for beneficiaries in the United Kingdom).

A new stock option plan was adopted at the November 29, 2007, Shareholders’ Meeting, authorizing the issuance of 1 million shares.  No options have been granted yet under this plan.

If all the options granted, but not yet exercised as of August 31, 2008, were to be fully exercised, it would result in the issuance of 2,908,399 new shares representing 14.6% of the share capital (on the basis of a share capital comprising 19,937,170 shares as of August 31, 2008).

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Stock Options

Shareholder Meeting Dates	Nov. 29, 2007
Dates of the Board of Directors’ Meeting	Nov. 29, 2007
Total number of warrants that can be exercised	64,000
Total number of warrants issued to directors who are not officers or members of ILOG Committees	64,000
Number of non-officer directors in question	8
Number of ILOG Committee members	—
Subscription price per share	€ 8.07
Start date for the exercising warrants	Nov. 29, 2007 (b)
Expiration date	Nov. 28, 2012
Number of warrants exercised as of June 30, 2008	—
Number of warrants yet to be exercised as of June 30, 2008	48,000 (c)
Number of warrants available for conferral as of June 30, 2008	0

(a)                     Warrants issued  at a price of  €0.43 per warrant.

(b)                    The terms and conditions for issuing these warrants are described in Chapter 17 of the Reference Document.

(d)                    Warrants for 16,000 shares were not subscribed by two directors.

At the General Meeting of Shareholders held on November 29, 2007, authority was granted to issue stock warrants representing a total of 64,000 shares, subscription for which was to be reserved to non-officer directors (in an amount of warrants for 8,000 shares for each director in question).

If all the warrants issued and not yet exercised as of August 31, 2008, were to be fully exercised, 254,000 new shares would be issued representing approximately 1.3% of the share capital (on the basis of a share capital comprising 19,937,170 shares as of August 31, 2008).

18          DOCUMENTS AVAILABLE TO THE PUBLIC

All of the Company’s corporate documents must be made available to the public and can be reviewed in person at the Company’s main offices during the period of validity of this Document of Reference and on the Company’s website: www.ilog.fr.

Copies of the Reference Document filed with the AMF on October 7, 2007 under number D. 07-0893, the document amending the document of reference filed with the AMF on October 24, 2007 under number D. 07-0893-R01, and the update to the Reference Document filed with the

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

AMF on February 22, 2008, under number D. 07-0893-A01, are available free of charge from ILOG, 9 rue de Verdun, 94253 Gentilly, on ILOG’s website : www.ilog.fr and on the AMF’s website : www.amf-france.org.

The publication of the reference document of the Company relating to the fiscal year 2007-2008, including the accounts ending on June 30, 2008, will take place during the offer period, at least five days before the closing of the offer.

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Summary of Document of Reference and Chapters Changed by this Document

Sections of the Document of Reference	Pages of the Document of Reference	Pages of this Document
1. Person Responsible	5	4
2. Statutory Auditors	7	4
3. Selected Financial Information	9	—
4. Risk Factors	12	5
5. Information About the Company	23	9
6. Overview of the Business	26	9
7. Organization Chart	39	11
8. Property, Plant, and Equipment	41	11
9. Review of Financial Condition and Results of Operations	42	—
10. Cash Flow and Share Capital	53	—
11. Research and Development Strategy, Patents and Licenses	55	11
12. Information About Trends	56	11
13. Forecasts and Estimates of Earnings	57	11
14. Management Bodies	58	—
15. Compensation and Benefits	62	11
16. Corporate Governance	65	12
17. Salaried Employees	76	12
18. Principal Shareholders	84	16
19. Transactions with Related Parties	85	17
20. Financial Information About Assets and Liabilities, the Financial Condition, and Earnings of the Company	86	17
21. Further Information	134	31
22. Material Contracts	149	—
23. Information from Third Parties, Expert Opinions, Statements of Interest	149	—
24. Documents Available to the Public	150	37
25. Information About Shareholding Interests	150	—
26. Information About the Annual Report	151	—
Exhibits		40

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Attachment 3 – Stock option plans

	As of August 31, 2008
Board of Directors meeting dates	Number of shares underlying to the issued options	Subscription price per share	Number of shares subscribed	Options cancelled	Number of shares that can be subscribed	Number of shares remaining for subscription

Plan 1996
5-May-95	87,500	1.95 €	65,625	21,875
21-Jul-95	77,750	1.95 €	77,500	250
16-Oct-95	32,500	1.95 €	24,768	7,732
9-Feb-96	8,250	1.95 €	2,640	5,610
15-May-96	148,831	3.35 €	96,123	52,708
21-Jun-96	15,500	4.12 €	8,500	7,000
29-Jul-96	65,625	1.95 €	49,218	16,407
29-Jul-96	224,813	4.88 €	172,348	52,465
17-Oct-96	11,400	5.34 €	2,124	9,276
16-Dec-96	21,500	5.34 €	18,190	3,310
7-Jan-97	33,600	7.62 €	22,432	11,168
30-Apr-97	109,997	3.81 €	91,231	18,766
19-Jun-97	14,650	5.03 €	9,514	5,136
10-Jul-97	1,500	4.88 €		1,500
23-Jul-97	377,439	5.34 €	322,808	54,631
20-Aug-97	1,100,000	5.62 €	1,100,000
10-Sep-97	100,000	8.01 €	100,000
22-Oct-97	186,900	10.01 €	7,648	179,252
8-Dec-97	280,500	9.44 €	183,361	97,139
21-Jan-98	40,200	9.87 €	5,057	35,143
9-Mar-98	30,000	11.25 €	10,084	19,916
20-Mar-98	40,000	11.92 €	8,413	31,587
18-Jun-98	37,900	13.54 €	8,352	29,548
31-Aug-98	3,077	3.97 €	3,077
31-Aug-98	323,150	8.60 €	119,378	73,799	129,973	129,973
21-Oct-98	197,600	6.72 €	111,936	35,993	49,671	49,671
31-Dec-98	1,000	8.60 €	—	1,000	—	—
20-Apr-99	42,150	5.19 €	27,683	11,917	2,550	2,550
27-Jul-99	23,550	6.79 €	13,186	8,436	1,928	1,928
22-Sep-99	15,250	7.55 €	1,400	8,309	5,541	5,541
Total Plan 1996	3,652,132		2,662,596	799,873	189,663	189,663

English translation for informational purposes only.

Investors should rely solely on the French documents filed with the AMF.

Plan 1998
1-Feb-99	637,500	6.88 €	371,760	128,334	137,406	137,406
20-Oct-99	983,550	6.70 €	486,614	208,989	287,947	287,947
14-Dec-99	21,500	25.59 €		6,016	15,484	15,484
19-Jan-00	12,250	39.30 €		2,500	9,750	9,750
26-Jan-00	3,000	44.90 €		3,000
25-Apr-00	65,750	48.00 €		46,548	19,202	19,202
25-Jul-00	286,150	51.50 €		93,730	192,420	192,420
22-Nov-00	1,013,240	39.21 €		278,152	735,088	735,088
18-Dec-00	19,400	39.00 €		9,159	10,241	10,241
23-Jan-01	37,400	35.85 €		26,500	10,900	10,900
24-Apr-01	49,300	14.35 €		19,107	30,193	30,193
21-Aug-01	54,400	9.75 €	15,479	22,171	16,750	16,750
21-Sep-01	84,700	5.42 €	74,308	3,893	6,499	6,499
12-Nov-01	18,000	8.66 €	958	4,334	12,708	12,708
18-Dec-01	13,500	13.10 €		6,500	7,000	7,000
7-Mar-02	18,650	16.60 €		3,594	15,056	15,056
28-May-02	139,200	8.23 €	37,123	27,257	74,820	74,820
24-Jun-02	3,700	5.50 €	1,093	407	2,200	2,200
23-Sep-02	21,300	2.92 €	8,308	5,971	7,021	7,021
16-Dec-03	285,000	10.78 €	2,751	25,130	257,119	257,119
17-Jun-04	23,000	9.93 €	—	20,000	3,000	3,000
30-Nov-04	30,000	9.68 €	4,062	20,938	4,687	5,000
27-Sep-05	25,000	13.32 €	—	584	18,184	24,416
Total Plan 1998	3,845,490		1,002,456	962,814	1,873,675	1,880,220
Plan 2001
12-Nov-01	921,150	8.66 €	333,398	129,529	458,223	458,223
16-Dec-03	215,000	10.78 €	7,018	71,689	136,293	136,293
Total Plan 2001	1,136,150		340,416	201,218	594,516	594,516
Plan 2004
22-Mar-06	10,000	12.45 €			6,041	10,000
29-Nov-06	58,000	9.59 €			25,373	58,000
28-Sep-07	86,000	8.25 €		30,000	0	56,000
29-Nov-07	120,000	8.00 €				120,000
Total Plan 2004	274,000			30,000	31,414	244,000
TOTAL	8,907,772		4,005,468	1,993,905	2,689,268	2,908,399

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary have filed with the Autorité des Marchés Financiers (the “AMF”) (in particular the Note d’Information) and will file with the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG has filed with the AMF a Note en Réponse and will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO to be filed by IBM and the Note d’Information filed by IBM and the Schedule 14D-9 to be filed by ILOG and the Note en Réponse filed by ILOG because these documents contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors are able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or when filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with the laws of such jurisdiction.